Suite 2300 1177 West Hastings St. St. Vancouver, BC Canada V6E 2K3	TEL 604.683.6332 FAX 604.408.7499 www.ithmines.com TSX: ITH | NYSE-A: THM

NR12-13	May 11, 2012

International Tower Hill Files 2012 First Quarter Financial Results

Vancouver, B.C…… International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-A: THM, Frankfurt: IW9) has filed its unaudited first quarter financial statements and associated management discussion and analysis for the three-month period ended March 31, 2012 on May 10, 2012. These documents will be available for viewing on SEDAR and EDGAR and on the Company’s website on Friday, May 11, 2012.

Shareholders can obtain copies of these documents and related management discussion and analysis on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and on ITH’s website at www.ithmines.com. ITH will also provide hard copies of these documents, free of charge, to shareholders who request a copy directly from the Company.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. controls a 100% interest in the world-class Livengood Gold Project accessible by paved highway 70 miles north of Fairbanks, Alaska. The Company is focused on becoming a compelling new North American gold producer while it continues to explore its 145 km2 district for new deposits.

On behalf of
International Tower Hill Mines Ltd.

(signed) James Komadina
James J. Komadina
Chief Executive Officer

Contact Information:	Shirley Zhou, Vice-President - Corporate Communications
E-mail: szhou@ithmines.com
Direct line: 604-343-4799
Toll-Free: 1-855-208-4642 Ext. 213

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.